UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

CINEDIGM CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

172406209

(CUSIP Number)

Ron Chez

1524 North Astor

Chicago, IL 60610

(312) 944-0987

With a Copy to :

Elias Matsakis

Holland & Knight LLP

131 South Dearborn Street, 30th Floor

Chicago, IL 60603

(312) 715-5731

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406209	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ronald L. Chez
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,480,671 shares of Class A common stock, par value $0.001 per share (“Common Stock”) (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,480,671 shares of Common Stock (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,671 shares of Common Stock (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14	Type of Reporting Person (See Instructions) IN

(1)  Consists of (i) 945,535 shares of Common Stock and currently-exercisable warrants to acquire an aggregate of 297,500 shares of Common Stock owned by Ronald L. Chez in his individual capacity or owned for Mr. Chez’s benefit through one or more individual retirement accounts established by Mr. Chez and over which Mr. Chez exercise sole voting and dispositive control, (ii) 204,262 shares of Common Stock issued to Ronald L. Chez, Inc. (“RLCI”), of which Mr. Chez is the President and sole shareholder, in exchange for strategic advisory services provided to the Issuer, and (iv) 33,374 shares of Common Stock owned by Ronald L. Chez, as trustee of the Chez Family Foundation (the “Chez Foundation”), over which Mr. Chez exercises voting and dispositive control.

(2)  Based on 11,841,634 issued and outstanding shares of Common Stock, as provided by the Issuer.

CUSIP No. 172406209	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ronald L. Chez, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization State of Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 204,262 shares of Common Stock
	8	Shared Voting Power 0
	9	Sole Dispositive Power 204,262 shares of Common Stock
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 204,262 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11) 1.7% (2)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 172406209	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) The Chez Family Foundation, Ronald L. Chez, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization State of Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,374 shares of Common Stock
	8	Shared Voting Power 0
	9	Sole Dispositive Power 33,374 shares of Common Stock
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,374 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D filed with the Commission on June 3, 2015, as amended by Amendment No. 1 filed on June 9, 2015, Amendment No. 2 filed on June 10, 2015, Amendment No. 3 filed on August 3, 2015, Amendment No. 4 (the “Fourth Amendment”) filed on July 25, 2016, and Amendment No. 5 (the “Fifth Amendment”) filed on September 27, 2016 (collectively, the “Schedule 13D”), on behalf of Ronald L. Chez, the Chez Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC and Zvi Rhine.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Prior to this Fifth Amendment, the Schedule 13D was filed as a joint statement in accordance with the Group Agreement by each of Mr. Chez, the Chez Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC and Zvi Rhine pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Group Agreement subsequently was terminated effective as of July 30, 2015 pursuant to the Termination Agreement.  Accordingly, effective as of July 30, 2015, the Chez Reporting Person and each of the Sabra Reporting Persons were no longer part members of a Section 13(d) group with one another, and to the extent required by law, became responsible for separately filing statements on Schedule 13D with respect to their respective investments in securities of the Issuer.

This Amendment is filed by Mr. Chez, RLCI and the Chez Foundation, only. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

See Item 6 below.

Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c)       Except as set forth below with respect to shares of Common Stock sold on the open market in the ordinary course of business, there have been no transaction in the securities of the Issuer by any of the Reporting Persons during the past sixty (60) days:

Date	Security	Amount Acquired (Disposed)	Price	Description of Transaction
3/6/17	Common Stock	49,262	$0	Grant from Issuer for payment of board of directors service
4/3/17	Common Stock	(179,000)	$0	Gift

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Effective April 3, 2017, Mr. Chez and the Issuer entered into a Strategic Advisor Agreement, pursuant to which Mr. Chez resigned from the Board of Directors of the Issuer and became a strategic advisor to the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Strategic Advisor Agreement dated as of April 3, 2017 between the Issuer and Ronald L. Chez.*

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 5, 2017

By:	/s/ Ronald L. Chez
Ronald L. Chez

RONALD L. CHEZ, INC.

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: President

THE CHEZ FAMILY FOUNDATION

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: Trustee